April 14, 2025

Michael Blitzer
Chief Executive Officer
Inflection Point Acquisition Corp. III
167 Madison Avenue Suite 205 #1017
New York, NY 10016

        Re: Inflection Point Acquisition Corp. III
            Amendment No. 2 to Registration Statement on Form S-1
            Filed April 8, 2025
            File No. 333-283427
Dear Michael Blitzer:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
Dilution, page 95

1. It appears the PIPE transaction could be a material potential source of future dilution; as such, please expand your narrative disclosure to describe the PIPE transaction, or advise. Reference is made to Item 1602(c) of Regulation S-K.




       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related
 April 14, 2025
Page 2

matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Russell Deutsch